SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

REPORT OF A FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For July 20, 2006

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ASML Holding N.V.

De Run 6501
5504 DR Veldhoven
The Netherlands
 (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-105600), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-109154), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-116337), AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-126340) OF ASML HOLDING N.V.

Exhibits

99.1	ASML Announces 2006 Second Quarter Results, Record Sales and Profit, dated July 19, 2006

99.2	Summary U.S. GAAP Consolidated Statements of Operations

99.3	Summary IFRS Consolidated Statements of Operations

          “Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML HOLDING N.V.
(Registrant)

Date: July 20, 2006	By:	/s/ Peter T.F.M. Wennink

Peter T.F.M. Wennink
Executive Vice President and Chief Financial Officer